Exhibit 99.1

CureVac to Present First CVGBM Glioblastoma Cancer Vaccine Clinical Data
at ESMO 2024 Congress

TÜBINGEN, Germany/BOSTON, USA – September 9, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the first clinical data from CureVac’s ongoing Phase 1 CVGBM cancer vaccine study in patients with resected glioblastoma will be presented at the European Society for Medical Oncology (ESMO) Congress (Barcelona, Spain, September 13-17, 2024). Clinical data will be presented as an oral presentation on Friday, September 13, along with a poster presentation of preclinical data supporting the program’s development.

“Cancer vaccines have tremendous potential to improve the outcome of cancer patients and particularly, mRNA technologies offer innovative and promising platforms that could enable us to finally make cancer vaccines a reality in clinical practice,” said Dr. Myriam Mendila, Chief Scientific Officer of CureVac. “We are assessing a breakthrough approach to cancer vaccines that uses our distinctive mRNA technology in one of the most aggressive forms of brain cancer and are very excited to share the first-in-human results of our mRNA technology platform in the GBLM trial in glioblastoma at ESMO.”

The Phase 1 study includes a dose-escalation part (Part A) and dose-expansion part (Part B). Results for Part A will be covered in the oral presentation, with safety and tolerability as well as initial immunogenicity data provided for all evaluable patients at dose levels of 12-100 µg. A summary of treatment-emergent adverse events (TEAEs), which were mostly Grade 1-2 and yielded no dose-limiting toxicities as confirmed by a Data Safety Monitoring Board, will also be provided.

The Phase 1 study is evaluating the safety and tolerability of CVGBM in patients with newly diagnosed and surgically resected MGMT-promoter unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. CVGBM features a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens, with demonstrated immunogenicity in glioblastoma. Enrollment began earlier this year for Part B of the study, which is expected to include up to an additional 20 patients at the recommended 100 µg dose.

Details on the presentations are below.

Abstract: 440O

Title: First in human study of the mRNA-based cancer vaccine CVGBM in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma (GBM): First results from the dose escalation phase

Session type: Proffered Paper

Date and Time: September 13, 14:00-14:10 CEST

Location: Pamplona Auditorium (Hall 3)

Speaker: Prof. Dr. Dr. Ghazaleh Tabatabai

Abstract: 22P

Title: Pre-clinical development of CVGBM: A therapeutic mRNA-based multiepitope vaccine for glioblastoma

Session type: Basic Science Poster

Date and Time: September 15, 09:00-17:00 CEST

Location: Hall 6

Speaker: Dr. Ronja I. Mülfarth

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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